Form 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

CARDERO RESOURCE CORP. (the "Company")
Suite 1901-1177 West Hastings Street
Vancouver, BC V6E 2K3

Item 2 Date of Material Change

May 25, 2004

Item 3 News Release

The news release was disseminated on May 25, 2004 to the TSX Venture Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia and Alberta Securities Commissions.

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

A lawsuit has been commenced against the Company by Western Telluric Resources Inc. ("Western Telluric") and Minera Olympic, S. de R.L. de C.V. ("Minera Olympic") seeking to set aside the December 12, 2001 agreement between the Company and Minera Olympic. The lawsuit also alleges that the Company used certain confidential information belonging to Western Telluric in acquiring additional mineral claims in Baja California, and seeks a constructive trust over those claims.

Item 5 Full Description of Material Change

The Company has been advised by its counsel that the Company has been served with a writ and statement of claim by Western Telluric Resources Inc. ("Western") and Minera Olympic, S. de R.L. de C.V. ("Minera"), copies of which are attached as Schedules "A" and "B".

In the lawsuit, Western and Minera are seeking to set aside the December 12, 2001 agreement between the Company and Minera pursuant to which the Company acquired six mineral concessions in Baja California State, Mexico from Minera. The lawsuit also alleges that the Company used certain confidential information belonging to Western in acquiring additional mineral claims in Baja California, and seeks a constructive trust over those claims.

The lawsuit has also been filed against James Dawson and Murray McClaren and their respective consulting companies. The Company considers the allegations made by Western and Minera to be frivolous, vexatious and completely without merit and intends to vigorously defend this matter and take all appropriate steps to protect its interest. The Company is currently reviewing the matter with legal counsel in order to determine potential counterclaims against Western and its shareholders for any damages to the Company that may arise as a result of the initiation of this lawsuit.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Henk Van Alphen, President
Telephone: (604) 408-7488

Item 9 Date of Report

June 3, 2004